02040722

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
SEC MAIL PROCESSING SECTION
JUN 11 2002
WASH. D.C. 165

P.E. 6-3-02

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2002

ATTUNITY LTD.

(Name of Registrant)

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

Einstein Building, Tirat Carmel, Haifa, Israel 39101

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Press Release dated June 11, 2002.

ITEM 1

Tuesday June 11, 9:02 am Eastern Time

Press Release

SOURCE: Attunity

Attunity Announces Addition to Board of Directors

WAKEFIELD, Mass.--(BUSINESS WIRE)--June 11, 2002--Attunity Ltd. (NASDAQ: ATTU - News), a leader in business process, application and data integration solutions for the extended enterprise, today announced the appointment of Robert J. Majteles to Attunity's Board of Directors.

Majteles has been a successful CEO of three different high tech companies -- CAMAX Systems Inc., a mechanical engineering software firm now owned by Electronic Data Systems Corporation (NYSE:EDS - News); ULTRADATA Corp. a publicly-traded developer of software for financial institutions, now owned by John H Harland Co (NYSE:JH - News); and Citadon, Inc., a leading provider of collaboration software to the construction and engineering industries. Prior to these companies, Majteles was a merchant banker with Investment Advisers, Inc., a fund management firm located in Minneapolis, MN and a mergers and acquisitions attorney at Skadden, Arps, Slate, Meagher & Flom. Majteles received a law degree from Stanford University and a Bachelor of Arts degree from Columbia University.

"Rob comes highly recommended by Special Situations Fund, Attunity's largest investor. Rob has a proven history of guiding technology companies to success, including a company in which Special Situations Fund was a large investor. His experience, expertise and industry relationships add significant value to our team. We are extremely pleased to have attracted Rob to the Attunity Board," said Arie Gonen, chairman of the board of Attunity.

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness Integration solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, Compaq and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China and Australia, as well as through full-service distributors: Mitsui, in Japan; Legato Solutions & Services Pte Ltd, in Singapore; SPL, in South Africa; Chang-Sung Systems, Inc. and Innodigital Company Ltd. in Korea; Netmaker Technology Company, in Taiwan; Consist International in Mexico, Central and South America, Germany and Spain; CrossZ Solutions S.p.A. in Italy, and Opera Technologies in Turkey. For more information, visit www.attunity.com or send email to info@attunity.com.

Contact:


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Attunity
Dan Potter, 781-359-3502
dpotter@attunity.com
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SIGNETURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By______________________
Arie Gonen
Chairman

Dated: June 11, 2002